                                                                  EXHIBIT (a)(5)
NEWS RELEASE
FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

A. Thomas Smith, III         or          Ian J. McPheron
800/225-2222                             800/225-2222
Ext. 6784                                Ext. 6845

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (January 19, 2001) -- Van Kampen Senior Floating Rate Fund, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today that it has commenced a tender offer for 37,631,929 of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Time, on February 16, 2001, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Time, on February 16, 2001, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than one year.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Senior Floating Rate Fund tender offer is being made only by the Offer to Purchase dated January 19, 2001 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

     Van Kampen is one of the nation's largest investment management companies, with more than $97 billion in assets under management or supervision, as of December 31, 2000. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicagoland area, Van Kampen is a wholly owned subsidiary of Morgan Stanley Dean Witter (NYSE:MWD).

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